United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

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Table of Contents:

Press Release	3
Signature Page	6

Press Release

Vale informs on resources applied in operations maintenance, tailing dams and health and safety

Rio de Janeiro, March 25nd, 2019 — Vale S.A. informs that the resources applied in maintenance of its operations in Brazil are being consistently reinforced and reached R$ 12.0 billion in 2017 and R$ 14.5 billion in 2018, growing 9% and 32% in relation to R$ 11.0 billion applied in 2014, respectively.

Investments, costs and expenses in maintenance

In million	2014	2015	2016	2017	2018	2019(1)
Total sustaining investment, in US$	4,059	2,853	2,302	2,231	2,895	3,733
Brazil	2,732	1,434	1,248	1,280	1,697	2,014
Other countries	1,327	1,419	1,055	951	1,199	1,718
(-) Sustaining investment in fertilizers(2)	224	180	191	—	—	—
Sustaining investment in Brazil, in US$	2,508	1,254	1,056	1,280	1,697	2,014
Exchange rate R$ / US$	2.35	3.33	3.49	3.19	3.65	3.76
Sustaining investment in Brazil, in R$	5,893	4,176	3,686	4,082	6,193	7,574
Costs and expenses with maintenance, in R$	5,085	6,293	6,995	7,855	8,259	9,387	(3)
Total funds applied in maintenance of operations in Brazil, in R$	10,978	10,469	10,682	11,937	14,452	16,961	(3)

(1) Amounts approved by the Board of Directors in November 2018.

(2) Excluding operations of Vale Fertilizantes Brasil, discontinued after 2017.

(3) Estimates from the business plan approved by the company for 2019 and historic of the count of costs and expenses with maintenance.

In the period from 2014 to 2018, sustaining investment in operations in Brazil totaled US$ 7.8 billion, representing approximately 57% of the total US$ 13.7 billion sustaining investment in the period. These investments, mainly disbursed in Brazilian Reais and thus better evaluated in this currency, were applied in maintenance of operations, including dam management, as informed in the press release dated February 5th, 2019 and highlighted below.

Maintenance investments do keep relation with maintenance costs. For instance, higher preventive maintenance costs and overhauling of components extend the equipment lifespan and reduce the investment in fleet replacement. Therefore, in order to compute the total expenditures with maintenance of the company’s operations, maintenance costs and expenses must also be considered, not only investments.

The information regarding costs and expenses in maintenance are available in the Company’s Financial Statements, note number 5 “Costs and expenses by nature”. In 2018, R$ 8.3 billion was spent on maintenance costs and expenses in Brazil, an increase of 62.4% compared to the R$ 5.1 billion allocated in 2014.

Investments in dam management

The investments in dam management in Brazil have been steadily strengthened and will amount to R$ 256 million (approximately US$ 70 million) in 2019 according to the budget approved by the company in 2018, reflecting an increase of around 180% when compared to R$ 92 million (approximately US$ 30 million) invested in 2015.

Investments in dam management

R$ million	2014	2015	2016	2017	2018(1)	2019(1)
Dam management	111	92	109	180	241	256

(1)Realized amounts up to 3Q18, estimated amounts for 4Q18 and approved values in the company’s business plan for 2019.

From 2016 to 2019, investments in dam management will total R$ 786 million (approximately US$ 220 million), being applied to initiatives related to the maintenance and safety of dams, such as maintenance services, monitoring, improvements, auditing, risk analysis, revisions of the Emergency Action Plan for Mining Dams (PAEBM), implementation of alert systems, video monitoring and instrumentation, becoming the most significant category in relation to investments in dams and waste dumps, representing more than 30% of the total amount invested.

Investment in dams and waste dumps

In million	2014	2015	2016	2017	2018(1)	2019(1)
Total investment in dams and waste dumps, in US$	474	226	152	202	221	435
Brazil	407	174	131	191	178	225
Other countries	67	52	21	11	43	210
Exchange rate R$ / US$	2.35	3.33	3.49	3.19	3.65	3.76
Total Investments in dams and waste dumps in Brazil, in R$	956	576	456	608	654	845
Dam management	111	92	109	180	241	256
New conventional dams	391	230	115	241	140	222
Dam raisings	168	139	94	96	188	203
Waste dumps	203	109	86	79	81	101
Others	83	6	52	12	4	63

(1)Realized amounts up to 3Q18, estimated amounts for 4Q18 and approved values in the company’s business plan for 2019.

Vale’s investments in new tailings dams, all built by the conventional method, reflect the company’s operational needs and the implementation schedule of each of the projects in execution. Between 2014 and 2016, Vale has conducted and concluded important tailings dam construction projects, such as the Brucutu Norte dam (2015) and Forquilha V dam (2016) in Minas Gerais and started the construction of the Maravilhas 3 dam in 2016.

With the continuous increase of the share of dry processing production, from 45% in 2014 to 60% in 2018 and 70% by 2023, investments in new dams and dam raisings tend to be concomitantly reduced.

Furthermore, in order to treat the tailings from wet processing, Vale plans to invest, starting in 2020, approximately R$ 1.5 billion (about US$ 390 million) in the implementation of dry stacking disposal technology. This initiative goes along with the acquisition of New Steel for US$ 500 million announced on December 11th, 2018, with innovative technologies for the dry beneficiation of iron ore.

Investments in Health and Safety

Vale has also made significant investments in health and safety, mainly aimed at electrical revitalization, structural revitalization and operational adequacy, fire prevention and firefighting systems, as well as other actions aimed at mitigating risks and complying with legal requirements.

In 2014 and 2015, Vale carried out major electrical revitalization and firefighting projects, as well as structural revitalization actions and, consequently, investments in 2017 reduced to R$ 479 million.

Since then, Vale has been increasing its investments in projects related to Health and Safety and, in 2018, R$ 673 million were disbursed, representing a 41% growth when compared to 2017. The 2019 budget, approved by the Board of Directors in 2018, provides for an even higher investment in health and safety, representing a 30% growth in comparison to the amount invested in 2018 and the highest in the last five years of the company.

Investment in Health and Safety

In million	2014	2015	2016	2017	2018(1)	2019(1)
Total Investment in H&S, in US$	360	353	198	207	233	291
Brazil	317	178	125	151	184	233
Other countries	43	175	73	56	49	58
Exchange rate R$ / US$	2.35	3.33	3.49	3.19	3.65	3.76
Total Investment in H&S in Brazil, in R$	744	593	435	479	673	877

(1)Realized amounts up to 3Q18, estimated amounts for 4Q18 and approved values in the company’s business plan for 2019.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

		By:	/s/ André Figueiredo
Date:	March 25, 2019		Director of Investor Relations